

FOR IMMEDIATE RELEASE
Information of Interest
For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCES FIRST QUARTER 2009 VOLUMES</u>

(Santiago, Chile, April 7, 2009) – CCU reported today preliminary first quarter consolidated volumes.
The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter	
	Volumes	% Change
Beer in Chile	1,506,869	-4.0%
Beer in Argentina[1]	1,123,637	31.5%
Soft Drinks and functionals	1,086,813	-5.2%
Fruit Beverages	181,750	8.8%
Waters	384,860	-5.9%
Wine Chile – Domestic[2-3]	99,109	-2.9%
Wine Chile – Export[2-3]	92,305	29.3%
Wine Argentina[3-4]	9,316	6.3%
Spirits	40,407	-6.3%
TOTAL[5]	**4,525,066**	**3.5%**

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

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[1] Excludes exports to Chile.
[2] VSP consolidates Viña Tarapacá's operation since the last quarter of 2008.
[3] Does not include bulk wine sales.
[4] Includes domestic and export sales volume.
[5] Does not include confectionery sales volume.